Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 main 877.958.NEWS toll free

News Release

EXPRESSJET ANNOUNCES FLEET ALLOCATION PLANS

ExpressJet Airlines suspends branded commercial operations

HOUSTON, JULY 8, 2008 - ExpressJet Airlines announced today that it will suspend flying under several lines of its at-risk flying operations in September 2008. ExpressJet mutually agreed to terminate its agreements with Delta Air Lines effective September 1, 2008 and will cease its branded (XE) commercial passenger flight operations on September 2, 2008. The 39 aircraft currently used in these operations will be among those returned to the lessor no later than June 2009.

ExpressJet Airlines will continue flying a fleet of 205 aircraft as Continental Express to more than 150 destinations, as well as continue to serve charter customers with a fleet of 30 aircraft through ExpressJet Corporate Aviation.

"On behalf of everyone at ExpressJet Airlines, I would like to express our gratitude to the communities that provided such a warm welcome and were always supportive of our branded service," said Jim Ream, President and Chief Executive Officer. "If we had any other choice, we would not take this difficult action. However, rising fuel prices has made the operation impossible to sustain."

Tickets on ExpressJet Airlines for travel prior to September 2 will not be affected. In fact, ExpressJet will continue selling tickets for any customers desiring travel prior to September 2. Tickets are available for purchase online at www.expressjet.com, by calling 888.958.XJET (9538), and through most travelers' preferred providers, including travel agents and online distributors.

Customers holding tickets for a flight after September 1, 2008 should contact ExpressJet Reservations at 888-958-XJET (9538) to request a refund. Effective immediately, ExpressJet will stop selling tickets for travel beyond September 2, 2008. For more information, contact ExpressJet Reservations at 888-958-XJET (9538).

About ExpressJet

ExpressJet Holdings (NYSE: XJT) operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves numerous destinations in North America and the Caribbean through its partnership with Continental Airlines, Inc. and corporate aviation division. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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